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Exhibit (a)(1)(D)

OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of

THE PEP BOYS – MANNY, MOE & JACK
at
$15.00 NET PER SHARE
Pursuant to the Offer to Purchase, dated November 16, 2015
by
TAJ ACQUISITION CO.
a wholly owned subsidiary of

BRIDGESTONE RETAIL OPERATIONS, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 PM, NEW YORK CITY
TIME, ON MONDAY, JANUARY 4, 2016, UNLESS THE OFFER IS EXTENDED.

November 16, 2015

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by TAJ Acquisition Co., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company ("BSRO"), to act as dealer manager ("Dealer Manager") in connection with Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Shares"), of The Pep Boys—Manny, Moe & Jack, a Pennsylvania corporation ("Pep Boys"), at a purchase price of $15.00 per Share, net to the holders thereof, in cash, without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2015 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF PEP BOYS (THE "PEP BOYS BOARD") UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The Offer is subject to the conditions described in Section 13—"Conditions of the Offer" of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.     the Offer to Purchase, dated November 16, 2015;

2.     the Letter of Transmittal to be used by shareholders of Pep Boys in accepting the Offer and tendering Shares, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

3.     the Notice of Guaranteed Delivery to be used to accept the Offer if Shares to be tendered and/or all other required documents cannot be delivered to American Stock Transfer & Trust Company, LLC (the "Depositary and Paying Agent") by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer;

4.     the letter to shareholders of Pep Boys from the Chairman and Chief Executive Officer of Pep Boys, accompanied by Pep Boys' Solicitation/Recommendation Statement on Schedule 14D-9;

5.     the form of letter that may be sent to your clients for whose accounts you hold Shares in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

6.     the return envelope addressed to the Depositary and Paying Agent for your use only.

Certain conditions to the Offer are described in Section 13—"Conditions of the Offer" of the Offer to Purchase.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer will expire at 5:00 pm, New York City time, on Monday, January 4, 2016, unless the Offer is extended. Previously tendered Shares may be withdrawn at any time until the Offer has expired; and, if not previously accepted for payment at any time, after January 15, 2016, pursuant to SEC (as defined in the Offer to Purchase) regulations.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (as it may be amended from time to time, the "Merger Agreement"), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions set forth therein, Purchaser has agreed to merge with and into Pep Boys, with Pep Boys surviving as a wholly owned subsidiary of BSRO (the "Merger").

The Pep Boys Board has unanimously (a) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Pep Boys and its shareholders, (b) approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement and adopted the Merger Agreement, and (c) recommended that Pep Boys' shareholders accept the Offer and tender their Shares pursuant to the Offer, and if required by Pennsylvania law to consummate the Merger, that Pep Boys' shareholders adopt the Merger Agreement.

For Shares to be validly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required medallion signature guarantees, or an "Agent's Message" (as defined in Section 3—"Procedures for Tendering Shares" of the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary and Paying Agent or (b) the tendering shareholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Neither BSRO nor Purchaser will pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, the Depositary and Paying Agent, and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction.

Questions and requests for assistance or for additional copies of the enclosed materials may be directed to D.F. King & Co., Inc., the information agent for the Offer, at the address and telephone number set forth in the Offer to Purchase. Additional copies of the enclosed materials will be furnished at Purchaser's expense.

Very truly yours,
J.P. Morgan Securities LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY PERSON THE AGENT OF BSRO, PURCHASER, PEP BOYS, THE INFORMATION AGENT, THE DEPOSITARY AND PAYING AGENT, THE DEALER MANAGER OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT OR REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

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  Exhibit (a)(1)(D)